                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                           Wyndham International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    983101106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983101106               SCHEDULE 13D                Page 2 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Chase Equity Associates, L.L.C. (f/k/a Chase Equity Associates, L.P.) 13-3371826
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,910,360
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Not Applicable
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,910,360
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,910,360
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .02%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      LLC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

                  Preliminary Note: The information contained herein has been amended to reflect a change in the name and controlling persons of the Reporting Person.

Item 1. Security and Issuer.

                  This statement relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Wyndham International, Inc., a Delaware corporation (the "Issuer" or "Wyndham"). The Issuer's principal executive offices are located at 1950 Stemmans Freeway, Suite 6001, Dallas, Texas 75207.

Item 2. Identity and Background.

                  The response to Item 2 is hereby amended as follows:

                  This statement is being filed by Chase Equity Associates, LLC, a Delaware limited liability company, formerly Chase Equity Associates, L.P., a California limited partnership (hereinafter referred to as "CEA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CEA is engaged in the venture capital and leveraged buyout business. The sole member of CEA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-CMC has delegated its management authority of CEA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CEA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  Ana Carolina Aidar
                  John R. Baron
                  Christopher C. Behrens
                  Mitchell J. Blutt, M.D.
                  David S. Britts
                  Arnold L. Chavkin
                  David Gilbert
                  Eric Green
                  Michael R. Hannon
                  Donald J. Hofmann
                  Jonathan Meggs
                  Stephen P. Murray
                  John M.B. O'Connor
                  Robert Ruggiero
                  Susan Segal
                  Shahan D. Soghikian
                  Lindsay Stuart
                  Jeffrey C. Walker
                  Timothy Walsh
                  Richard D. Waters, Jr.
                  Damion E. Wicker, M.D.

                  Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017.


                               Page 3 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CEA's knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CEA and all persons to whom information is required hereunder by virtue of CEA's response to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to CEA, the information called for therein should be given with respect to each of the persons listed in this
Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CEA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CEA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CEA or a member of a group together with CEA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Transactions Involving the Issuer

                  Pursuant to a Securities Purchase Agreement, dated as of February 18, 1999 and amended as of June 28, 1999 (the "Securities Purchase Agreement"), by and among Patriot American Hospitality, Inc. ("Patriot"), Patriot American Hospitality Partnership, L.P. ("Patriot OP"), Wyndham International Operating Partnership, L.P. and certain investors, including Apollo Investment IV (the "Original Investors"), the Original Investors were entitled, subject to compliance with the terms and conditions set forth therein to purchase 10,000,000 shares of Series C Convertible Preferred Stock, $0.01 per share (the "Series B Preferred Stock"), of Wyndham for aggregate consideration of $1,000,000,000. Certain of the Original Investors subsequently entered into Assignment and Assumption Agreements (the "Assignments") with certain other Investors, including CEA, and others who are parties to the Stockholders' Agreement described below (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors"), pursuant to which such Original Investors assigned to the Co-Investors their right to purchase certain of the shares of Series B Preferred Stock that such Original Investors were entitled to purchase under the Securities Purchase Agreement.

                  Pursuant to that certain Assignment and Assumption Agreement, dated as of June 29, 1999, by and among Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Charitable Investment L.P., Apollo Real Estate Investment Fund III, L.P. and Apollo Investment Fund, IV, L.P. (collectively, the "Assignor"), Chase Equity Associates, L.P. (the "Assignee" or "CEA"), Patriot, Patriot OP, Wyndham International, Inc. ("Wyndham") and Wyndham International Operating Partnership, L.P. and the Original Investors, the Assignor assigned the CEA its right and obligation to purchase 250,000 shares of the Series B Preferred Stock for an aggregate cash purchase price of $25,000,000, and CEA accepted the assignment of and purchased 250,000 shares of Series B Preferred Stock of Wyndham for $25,000,000.

Source of Funds

                  The funds provided by CEA for the purchase of the Issuer's Series B Preferred Stock were obtained from CEA's contributed capital, which includes funds that are held available for such purpose. CEA disclaims that it is a member of a group with any other persons either for purposes of this
Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

Item 4. Purpose of Transaction.

                  The acquisition of the Issuer's equity securities has been made by CEA for investment purposes. Although CEA has no present intention to do so, CEA may make additional purchases of the Issuer's Common Stock or Series B Preferred Stock either in


                               Page 4 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CEA may decide to sell all or part of its holdings of the Issuer's Common Stock or Series B Preferred Stock in one or more public or private transactions. In addition, such transactions could include purchases pursuant to the Rights Offering (as defined below) or pursuant to the exercise of preemptive rights as described below. CEA may also maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection there with provide to the lenders as collateral thereunder the shares of Series B Preferred Stock purchased by it or other securities of the Issuer held by it.

                  Except as set forth in this Item 4, CEA has no present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CEA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

                  The Series B Preferred Stock is convertible, at the option of the holder, into shares of the Issuer's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), which in turn is convertible on a one for one basis into the Shares. For each share of Series B Preferred Stock converted into Class B Common Stock, the holder is entitled to receive that number of shares of Class B Common Stock equal to $100.00 divided by the conversion price of the Series B Preferred Stock, which is currently $8.59 per share, subject to adjustment, in addition to accrued by unpaid dividends. Each share of the Series B Preferred Stock may also be converted into one share of the Issuer's Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), and other than certain permitted transfers under the Securities Purchase Agreement, is mandatorily converted into one share of Series A Preferred Stock if it is transferred to unaffiliated transferees. The Series A Preferred Stock will be convertible into Shares at the same conversion rate from time to time in effect at which the Series B Preferred Stock is convertible into shares of Class B Common Stock.

                  Both the Series A Preferred Stock and the Series B Preferred Stock will pay quarterly dividends at the rate per annum of 9.75% of the stated amount thereof, with a portion paid in cash and a portion paid in additional shares of Series A Preferred Stock or Series B Preferred Stock, respectively. The Series A Preferred Stock will vote on an as converted basis with the Shares on matters submitted to the holders of the Shares and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change of control" events occurring prior to June 30, 2005. The terms of the Series A Preferred Stock are otherwise identical to the terms of the Series B Preferred Stock, except that the Series A Preferred Stock will not have voting rights, except as required by law or as necessary to permit its listing.

                  Under the terms of the Securities Purchase Agreement and the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), during the 170-day period following the closing of the transactions contemplated by the Securities Purchase Agreement, which occurred on June 30, 1999, the Issuer has the right to redeem on a pro rata basis up to 3,000,000 of the 10,000,000 shares of Series B Preferred Stock currently held by the Investors with the proceeds of (i) a rights offering in which the holders of the Issuer's common stock and Patriot OP's limited partnership interests may purchase for cash up to 3,000,000 shares of Series A Preferred Stock (the "Rights Offering") and/or (ii) the sale of specified assets of the Issuer in excess of a fixed price at or prior to the closing of the Rights Offering, in each case at a redemption price of 102% of the stated amount of $100 per share, plus accrued but unpaid dividends to the redemption date.

                  Under the terms of the restated certificate of incorporation of the Issuer (the "Restated Certificate"), on June 30, 1999, the Issuer's Board of Directors (the "Board") was reconstituted to consist of 19 directors, including eight Class A directors designated by the Board as it existed prior to being reconstituted (the "Prior Board"), eight Class B directors designated by the Investors and three Class C directors mutually designated by the existing Board of Directors and the Investors. The Board is further classified by term of office into three classes of directors, each serving a staggered term of three years, until the annual meeting of Wyndham's stockholders in 2002.

                  The number of Class B directors that the Investors are entitled to designate will decrease from seven to zero based on certain specified beneficial ownership percentages of Wyndham Common Stock as more fully set forth in the Restated Certificate.

                  The Securities Purchase Agreement provides that until the June 30, 2004, so long as the Investors collectively own more than 15% of the fully diluted Wyndham common stock, in the event that Wyndham proposes to sell Wyndham common stock or securities convertible into Wyndham common stock (other than in the Rights Offering or during the six month period following June 30, 1999), each of the Investors will have the right to purchase a portion of the securities proposed to be sold equal to its percentage ownership of the Issuer's outstanding securities. To the extent that one or more of the Investors does not exercise its purchase rights in full, the unexercised portion of the Investor's purchase rights will be allocated pro rata to the other Investors.


                               Page 5 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

                  The Securities Purchase Agreement also provides that, during the six year period following June 30, 1999, the Investors will not (i) acquire any shares of Wyndham common stock or securities convertible for the Issuer's common stock, unless the securities are acquired (a) directly from the Issuer in a transaction approved by a majority of the Class A and Class C directors, (b) as a dividend on the Series B Preferred Stock or upon conversion of the Series B Preferred Stock, (c) as part of the Issuer's sale of Series A Preferred Stock or upon conversion of the Series A Preferred Stock, (d) by an affiliate of any Investor over whom the Investor does not control voting decisions or hold over 50% of the outstanding voting securities, (e) as non-voting preferred stock of the Issuer, (f) in the ordinary course of the Investor's market-making activities or as investment adviser of broker-dealer or (g) by an employee, partner or stockholder of an Investor for his individual account if the individual does not acquire beneficial ownership of over 100,000 shares of Wyndham common stock; or (ii) make any public announcement or proposal or solicitation of proxies concerning any business combination, extraordinary transaction, restructuring or recapitalization involving the Issuer or any affiliate of the Issuer or propose to seek representation on the Board or seek to control or influence management, the Board or policies of the Issuer's or an affiliate of Wyndham.

                  As contemplated by the Securities Purchase Agreement, the Board has adopted a shareholder rights plan (the "Rights Plan") under which rights distributed to the Issuer's stockholders will become exercisable in the event a third party (other than a "Grandfathered Person") acquires beneficial ownership of at least 10% of the outstanding shares of the Issuer's common stock. Each Investor will be a "Grandfathered Person" for so long as it complies with the standstill provisions of the Securities Purchase Agreement described above.

                  On June 29, 1999, the Investors entered into a Stockholders' Agreement (the "Stockholders' Agreement"), pursuant to which each of (i) Apollo Management and Apollo Real Estate Management (collectively, the "Apollo Stockholder") and (ii) THL Advisors (together with the Apollo Stockholder, the "Lead Stockholders") will have the right, for so long as the Investors are entitled to designate eight Class B directors to the Board, to designate four directors to the Board. At such time as the Investors are entitled to designate fewer than eight Class B directors, the right to designate will be allocated as between the Apollo Stockholder and the THL Advisors based on a specified formula. For so long as the Stockholders' Agreement is in effect, each of the Investors has agreed to vote its Shares and Series B Preferred Stock in favor of each of the director nominees of the Lead Stockholders.

                  The Stockholders' Agreement provides that, for a five year period from June 29, 1999, no Investor may offer, sell or otherwise dispose of its shares of Series B Preferred Stock without the consent of each of the Lead Stockholders, except for (i) transfers to affiliated transferees, (ii) transfers of shares pursuant to the registration rights, tag along rights or drag along provisions described below, (iii) bona fide pledges of shares to a bank, financial institution or other lender and (iv) certain other permitted transfers, subject in case of certain of these transfers to the transferee agreeing to be bound by the provisions of the Stockholders' Agreement. The Stockholders' Agreement does provide, however, for certain "tag-along rights" and "drag-along rights" in favor of non-transferring stockholders with respect to proposed transfers of securities.

                  On February 18, 1999, the Original Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Investors have the right to require Wyndham to register shares of the Issuer preferred stock or shares of the Issuer's common stock into which the Issuer's preferred stock coverts in one or more registrations and/or pursuant to a shelf registration statement. The Stockholders' Agreement provides, however, that (i) any request for a registration by the Issuer on or prior to the third anniversary of the date of the Stockholders' Agreement shall only be made by or with the consent of both Lead Stockholders, (ii) any request for a registration by Wyndham between the third and fifth anniversaries of the date of the Stockholders' Agreement may only be made by the Apollo Stockholder, THL Advisors or Beacon Capital Partners, L.P. and its affiliates and (iii) any request for a shelf registration statement on or prior to the fifth anniversary of the date of the Stockholders' Agreement may be made only by or with the consent of the Lead Stockholders.

                  The Securities Purchase Agreement, the Assignments to which CEA is a party, the Stockholders' Agreement and the Registration Rights Agreement described are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The Certificate of Designation, the Restated Certificate and the Rights Plan have been filed as exhibits to filings by the Issuer with the Securities and Exchange Commission. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5. Interest in Securities of the Issuer.

                  (a) and (b). By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As of the date hereof, to the knowledge of CEA, the Investors collectively own an aggregate of 116,414,435 Shares (or 39.2% of the Shares outstanding at July 9, 1999, based on information provided by Wyndham (the "Outstanding Shares")). Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group of Shares held individually by certain directors or executive officers of certain of the Investors.


                               Page 6 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

                  CEA has obtained beneficial ownership of 2,910,360 Shares pursuant to the Assignment and Securities Purchase Agreement, representing approximately 1% of the Issuer's Outstanding Shares. CEA, however, is also subject to regulation under Regulation Y of the Board of Governors of the Federal Reserve System and is therefore prohibited from ever owning more than 4.99% of the Issuer's outstanding voting securities.

                  All of the foregoing information as to number of Shares and percentage of Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock. In addition, as discussed above, the number of Shares listed above are each subject to reduction of up to 30% if redeemed by the Issuer with the proceeds of the Rights Offering, depending upon the participation of the Issuer's stockholders in the Rights Offering.

                  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that CEA is the beneficial owner of any of the Shares other than those which such CEA has acquired pursuant to the Securities Purchase Agreement or an Assignment.

                  (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

                  (d)   Not applicable.

                  (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

                  Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     *Exhibit 1:        Securities Purchase Agreement dated as of February 18,
                  1999 by and among the Issuer, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit
                  99.1 to Wyndham's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 1999).


     *Exhibit 2:        Amendment dated as of June 28, 1999 to Securities
                  Purchase Agreement dated as of February 18, 1999 by and among the Issuer, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors set forth on the signature pages thereto.

     *Exhibit 3*:       Stockholders' Agreement dated as of June 29, 1999 by and
                  among the Stockholders named therein.

     *Exhibit 4:        Registration Rights Agreement dated as of February 18,
                  1999 by and among Wyndham and the persons listed on the signature pages thereto.

     *Exhibit 5:        Assignment and Assumption Agreement dated as of June 22,
                  1999 by and among CEA and the other parties thereto.

SCHEDULE A

Item 2 information for executive officers and directors of Chase Capital Corporation.

SCHEDULE B

--------------------
      *     Filed Previously.


                               Page 7 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

Item 2 information for executive officers and directors of The Chase Manhattan Corporation.


                               Page 8 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         CHASE EQUITY ASSOCIATES, L.L.C.
                                         By: Chase Capital Partners, Its Manager


                                         By: /s/Jeffrey C. Walker
                                             -----------------------------------
                                             Name: Jeffrey C. Walker
                                             Title: Managing General Partner

February 14, 2000
-----------------
     Date


                               Page 9 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

        Chief Executive Officer          William B. Harrison, Jr.*
        President                        Jeffrey C. Walker**
        Executive Vice President         Mitchell J. Blutt, M.D.**
        Vice President & Secretary       Gregory Meredith*
        Vice President and Treasurer     Elisa R. Stein**
        Vice President                   Marcia Bateson**
        Assistant Secretary              Robert C. Carroll*
        Assistant Secretary              Anthony J. Horan*
        Assistant Secretary              Denise G. Connors*

                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

------------------------------
      * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                              Page 10 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                  Jeffrey C. Walker, Senior Managing Director**

                                 Directors***

                                 Principal Occupation or Employment;
Name                             Business or Residence Address
----                             -----------------------------
--------------------------------------------------------------------------------
Hans W. Becherer                 Chairman of the Board
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.            President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York 10019
--------------------------------------------------------------------------------
Susan V. Berresford              President
                                 The Ford Foundation
                                 320 E. 43rd Street
                                 New York, New York 10017
--------------------------------------------------------------------------------
M. Anthony Burns                 Chairman of the Board and
                                 Chief Executive Officer
                                 Ryder System, Inc.
                                 3600 N.W. 82nd Avenue
                                 Miami, Florida 33166
--------------------------------------------------------------------------------

------------------------------
      * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

      *** Each of the persons named below is a citizen of the United States of America.


                              Page 11 of 12 Pages

                                  SCHEDULE 13D

Issuer: Wyndham International, Inc.                         CUSIP No.: 983101106

                                 Principal Occupation or Employment;
Name                             Business or Residence Address
----                             -----------------------------
--------------------------------------------------------------------------------
H. Laurence Fuller               Co-Chairman
                                 BP Amoco p.l.c.
                                 1111 Warrenville Road, Suite 25
                                 Chicago, Illinois 60563
--------------------------------------------------------------------------------
Melvin R. Goodes                 Retired Chairman of the Board and CEO
                                 Warner-Lambert Company
                                 201 Tabor Road
                                 Morris Plains, NJ 07950
--------------------------------------------------------------------------------
William H. Gray, III             President and Chief Executive Officer
                                 The College Fund/UNCF
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.         President and Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue, 8th Floor
                                 New York, New York 10017-2070
--------------------------------------------------------------------------------
Harold S. Hook                   Retired Chairman and Chief Executive
                                 Officer
                                 American General Corporation
                                 2929 Allen Parkway
                                 Houston, Texas 77019
--------------------------------------------------------------------------------
Helene L. Kaplan                 Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue - Room 29-72
                                 New York, New York 10022
--------------------------------------------------------------------------------
Henry B. Schacht                 Director and Senior Advisor
                                 E.M. Warburg, Pincus & Co., LLC
                                 466 Lexington Avenue, 10th Floor
                                 New York, New York 10017
--------------------------------------------------------------------------------
Walter V. Shipley                Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York 10017
--------------------------------------------------------------------------------
Andrew C. Sigler                 Retired Chairman of the Board and
                                 Chief Executive Officer
                                 Champion International Corporation
                                 One Champion Plaza
                                 Stamford, Connecticut 06921
--------------------------------------------------------------------------------
John R. Stafford                 Chairman, President and
                                 Chief Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey 07940
--------------------------------------------------------------------------------
Marina v.N. Whitman              Professor of Business Administration
                                 and Public Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                              Page 12 of 12 Pages